February 21, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Heather Clark, Melissa Raminpour, John Dana Brown and Anne Parker

Re:        Super League Gaming, Inc.
              Registration Statement on Form S-1, as amended
              File No. 333-229144

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of common stock of Super League Gaming, Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on February 25, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated February 12, 2019, through the time of effectiveness:

Preliminary Prospectus dated February 12, 2019:

646 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

 NORTHLAND SECURITIES, INC.

By:        /s/ Jeff Peterson
Name:   Jeff Peterson
Title:     Managing Director, Head of Investment Banking

LAKE STREET CAPITAL MARKETS, LLC

By:       /s/ Eric Martinuzzi
Name:   Eric Martinuzzi
Title:    Chief Operating Officer